EXHIBIT 99.1

Equinox Gold Strengthens Balance Sheet with Updated Credit Facility

All dollar amounts shown in United States dollars unless otherwise noted

VANCOUVER, BC, July 28, 2022 /CNW/ - Equinox Gold Corp. (TSX: EQX) (NYSE American: EQX) ("Equinox Gold" or the "Company") is pleased to announce it has strengthened its balance sheet and increased its liquidity by amending its existing credit facility.

Equinox Gold and its lenders have revised the credit facility to:

•	Increase the maximum amount available under the revolving facility from $400 million to $700 million
•	$300 million drawn at end of Q2 2022, $100 million drawn in July 2022
•	$73 million of carrying value remaining on the amortizing term loan has been rolled into the revolving facility, eliminating the need for principal payments through mid-2026
•	Add a $100 million uncommitted accordion feature
•	Reduce pricing for advances by 0.25% - 0.50% depending on leverage ratios
•	Extend the maturity date to July 28, 2026, with the ability to request an additional one-year extension

Peter Hardie, Chief Financial Officer of Equinox Gold, commented: "The revised credit facility increases Equinox Gold's liquidity, reduces our cost of capital and extends the maturity date of our debt while we focus on building Greenstone. The increase in readily accessible, lower cost capital reflects the Company's growth and maturity and provides increased financial flexibility as we focus on delivering value to our shareholders in any economic environment. We appreciate the continuing strong support from our lending syndicate and their confidence in our long-term strategy."

Amounts drawn are subject to variable interest rates based on the Secured Overnight Financing Rate (Term SOFR) plus an applicable margin of 2.25% to 3.50%, based on the Company's total net leverage ratio.

The restated Credit Agreement will be available on the Company's profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

Equinox Gold Contacts

Christian Milau, Chief Executive Officer
Rhylin Bailie, Vice President, Investor Relations
Tel: +1 604-558-0560
Email: ir@equinoxgold.com

Cautionary Notes

This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation. Forward-looking statements and forward-looking information in this news release relate to, among other things: the strength of the Company's balance sheet, and the Company's liquidity and future cash requirements. Forward-looking statements or information generally identified by words such as "will", "potential", "provide", "ability", "delivering growth" and similar expressions and phrases or statements that certain actions, events or results "will", "may", "could", or "should", or the negative connotation of such terms, are intended to identify forward-looking statements and information. Although Equinox Gold believes that the expectations reflected in such forward-looking statements and information are reasonable, undue reliance should not be placed on forward-looking statements since Equinox Gold can give no assurance that such expectations will prove to be correct. Equinox Gold has based these forward-looking statements and information on Equinox Gold's current expectations and projections about future events and these assumptions include: the strategic vision for the Company and expectations regarding exploration potential, production capabilities and future financial or operational performance; and the Company's ability to successfully advance its growth and development projects, including the construction of Greenstone and the expansions at Los Filos, Castle Mountain and Aurizona. While Equinox Gold considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this news release.

Equinox Gold cautions that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements and information contained in this news release and Equinox Gold has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: Equinox Gold's ability to achieve the exploration, production, cost and development expectations for its respective operations and projects; prices for gold remaining as estimated; currency exchange rates remaining as estimated; expectations regarding prices for energy inputs, labour, materials, supplies and services; construction of Greenstone being completed and performed in accordance with current expectations; expansion projects at Los Filos, Castle Mountain and Aurizona being completed and performed in accordance with current expectations; expectations regarding tonnage of ore to be mined and processed, ore grades and recoveries; Mineral Reserve and Mineral Resource estimates and the assumptions on which they are based, no labour-related disruptions and no unplanned delays or interruptions in scheduled construction, development and production, including by blockade or industrial action; all necessary permits, licenses and regulatory approvals are received in a timely manner; the Company's ability to comply with environmental, health and safety laws and other regulatory requirements; the ability of Equinox Gold to work productively with its joint venture partner and Indigenous partners at Greenstone; and those factors identified in the section titled "Risks and Uncertainties" in Equinox Gold's MD&A dated March 23, 2022 for the year ended December 31, 2021, and in the section titled "Risks Related to the Business" in Equinox Gold's Annual Information Form dated March 24, 2022 for the year ended December 31, 2021, both of which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar. Forward-looking statements and information are designed to help readers understand management's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, Equinox Gold assumes no obligation to update or to publicly announce the results of any change to any forward-looking statement or information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements and information. If Equinox Gold updates any one or more forward-looking statements, no inference should be drawn that Equinox Gold will make additional updates with respect to those or other forward-looking statements. All forward-looking statements and information contained in this news release are expressly qualified in their entirety by this cautionary statement.

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SOURCE Equinox Gold Corp.

View original content: http://www.newswire.ca/en/releases/archive/July2022/28/c8635.html

%CIK: 0001756607

CO: Equinox Gold Corp.

CNW 10:11e 28-JUL-22